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                            November 9, 2020

       Jesse Stein
       Chief Financial Officer
       Compound Projects, LLC
       335 Madison Avenue, 16th Floor
       New York, NY 10017

                                                        Re: Compound Projects,
LLC
                                                            Post Qualification
Amendment on Form 1-A
                                                            Filed October 22,
2020
                                                            File No. 024-11133

       Dear Ms. Stein:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post Qualification Amendment on Form 1-A

       DESCRIPTION OF SERIES #REACH , page 38

   1. We note your disclosure that you entered into an agreement on April 6, 2020 to lease the
                                                        1805 Reach Brickell
property. Please file the lease agreement as an exhibit or advise.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jesse Stein
Compound Projects, LLC
November 9, 2020
Page 2




       Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 if you
have any questions.



FirstName LastNameJesse Stein                           Sincerely,
Comapany NameCompound Projects, LLC
                                                        Division of Corporation
Finance
November 9, 2020 Page 2                                 Office of Real Estate &
Construction
FirstName LastName